Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-181785

333-181785-01

November 2, 2012

POST APARTMENT HOMES, L.P.

PRICING TERM SHEET

$250,000,000 3.375% SENIOR NOTES DUE 2022

Issuer:	Post Apartment Homes, L.P.

Size:	$250,000,000

Expected Ratings (Moody’s / S&P)*:	Baa2 /BBB

Offering Format:	SEC Registered

Trade Date:	November 2, 2012

Settlement Date:	November 7, 2012 (T+3)

Maturity Date:	December 1, 2022

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2013

Optional Redemption:	Make Whole Call @ T+25 bps prior to September 1, 2022 or at par on or after September 1, 2022

Benchmark Treasury:	T 1.625% due 8/15/22

Benchmark Treasury Price / Yield:	99-02+ / 1.728%

Spread to Benchmark Treasury:	+165 basis points

Yield to Maturity:	3.378%

Coupon:	3.375%

Price to Public:	99.972%

Proceeds to the Issuer (before expenses):	$248,305,000

CUSIP / ISIN:	737415 AL3 / US737415AL35

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:

PNC Capital Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Capital One Southcoast, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by Wells Fargo Securities, LLC toll-free at 1-800-326-5897, J.P. Morgan Securities LLC collect at (212) 834-4533 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.